Peak Signs Agreement with China UnionPay Subsidiary to Implement Payment Processing and Fund Transfer Services to Cubeler Lending Hub Ecosystem

Montreal, Quebec--(Newsfile Corp. - January 18, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it has signed an agreement with China UnionPay subsidiary, Rongbang Technology Ltd. ("Rongbang"), that will give the Company the ability to process payments, settle transactions and transfer funds between lending institutions, banks and the businesses that are part of its Lending Hub ecosystem.

Highlights:

  Peak becomes a transaction aggregator partner for Rongbang and will now be able to control the flow of funds within the Lending Hub ecosystem from start to finish.
  Peak's clients will have virtual bank accounts within the Lending Hub ecosystem where they can hold cash balances and pay for products and services.
  Peak will have the ability to debit and credit its clients' real bank accounts held outside of Lending Hub, as well as offer new value-added services, such as escrow services.
  Any transaction involving the movement of funds will earn Peak a service fee, potentially doubling current transaction fees, earning new fees on loan disbursements and every loan repayment transaction.
  Peak will earn a 1.5% to 3.0% annual fee on the aggregate value of the funds held in its clients' virtual bank accounts.
  First transactions expected to be processed in Q2 2021.

Rongbang (https://www.masget.com/) provides technology specifically designed to optimize the efficiency of the flow of capital between financial institutions, consumers and businesses operating in a variety of industries. Its "UnionPay Supply Chain Integrated Service Platform", developed in collaboration with China UnionPay (http://www.unionpayintl.com/en/), is used by some of the country's most popular B2B and B2C e-commerce marketplace operators. UnionPay is a State-owned entity and China's largest POS electronic funds transfer network. It's also the only interbank network in China that links all the automatic teller machines (ATMs) of all banks throughout the country. According to Wikipedia, UnionPay is the largest card payment organization (debit and credit cards combined) in the world, ahead of Visa and Mastercard. With today's announced agreement, Peak will have control over the settlement and the transfer of funds of all transactions facilitated by its Lending Hub and Gold River platforms through direct API links to the UnionPay network.

"We are committed to the secure and efficient flow of funds throughout the country, which we believe is essential to the health of the economy," said Gang Sun, Director of Business Development at Rongbang. "We know that small businesses, particularly those in the supply chain, play a critical role in the circulation of funds. So when we learned about what Peak was doing with the Lending Hub, we knew that this was something that we wanted to support as we believe Peak's interests and our interests are perfectly aligned in that regard. We look forward to working with Peak to promote our respective service offerings for the mutual benefit of both of our organizations," concluded Mr. Sun.

"The services associated with this agreement, once fully implemented, will touch every transaction conducted throughout the Lending Hub ecosystem," commented Peak China CEO Liang Qiu. "This means that any platform activity that implies the movement of funds, whether it's financing to help one of consumer electronics distributor BDC's 60,000 online retail clients, one of packaged foods distributor BJM's more than 250,000 retail clients or one of the 55,000+ social media influencers affiliated with the Company, will result in Peak earning a transaction fee. Our ability to control the flow of funds was one of the last remaining pieces of the puzzle to the ecosystem we envisioned when we first launched the Lending Hub back in 2018. We still have some work ahead of us before the services are implemented, but we've already had our first working sessions with Rongbang's service implementation team and expect to process the first transactions at some point in the second quarter of 2021."

Similar to models used by large e-commerce marketplace operators, Peak will have a master bank account under which virtual "bank" accounts will be created for every Lending Hub and Gold River client. The proceeds of the loans and credit for which the clients qualify will first transition through their virtual bank accounts that will operate like PayPal accounts where they will have the ability to hold cash balances and pay for products and services, all within the Lending Hub ecosystem. Peak will also have the ability to debit and credit its clients' real bank accounts held outside of the Lending Hub ecosystem.

"This is without a doubt one of the most important agreements in the Company's history," commented Peak CEO Johnson Joseph. "Our Lending Hub has essentially become a transaction aggregator partner for Rongbang, which earns transactional service fees from financial institutions to transfer funds to and from their systems. By being an authorized reseller of those services, we will now be entitled to 50% of those fees for transactions facilitated by Lending Hub. This means that in addition to the standard service fees we collect for Lending Hub's core services when loans are disbursed, we'll now also be collecting fees on every loan repayment transaction. We'll also be earning a fee amounting to an annual rate of 1.5% to 3.0%, calculated and paid daily, on the aggregate value of the funds held in our clients' virtual bank accounts. The combination of these new service fees has the potential to see us earn the equivalent of twice what we currently earn on every transaction conducted on the Hub. That alone speaks to the importance of this new relationship for the Company, but that's just part of the story. Our ability to control the timing of when accounts are credited and debited puts us in position to offer a number of value-added services, such as escrow services, for which demand is particularly high among supply-chain clients where having the ability to inspect goods prior to funds being released, or ensuring that payment has been made prior to goods being shipped, can be extremely valuable. Once again, I can't say enough about our executive team in China, led by Liang Qiu, for what they have accomplished with this agreement. Today is a truly memorable day for all Peak stakeholders."

Wall Street Reporter's NEXT SUPER STOCK Livestream - January 21, 2021

Peak will be a featured presenter at Wall Street Reporter's NEXT SUPER STOCK livestream conference on Thursday, January 21, 2021 at 12:30pm EST. CEO Johnson Joseph will discuss the impact of today's announced agreement on the Company's operations going forward and will answer investor audience questions. Those interested can click the following link to register and join the livestream: Next Super Stock Livestream Registration

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.
Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakfintechgroup.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/72241